Exhibit 99.4

RAM ENERGY HOLDINGS LLC
AND SUBSIDIARIES

Consolidated Financial Statements
(Unaudited)

As of and for the Year Ended September 30, 2018

RAM Energy Holdings LLC and Subsidiaries

Contents

Consolidated Financial Statements (Unaudited)	Page

Consolidated Balance Sheet as of September 30, 2018 (Unaudited)	4-5

Consolidated Statement of Operations
for the Year Ended September 30, 2018 (Unaudited)	6

Consolidated Statement of Member’s Deficit
for the Year Ended September 30, 2018 (Unaudited)	7

Consolidated Statement of Cash Flows
for the Year Ended September 30, 2018 (Unaudited)	8

Notes to Consolidated Financial Statements (Unaudited)	9-18

Consolidated Financial Statements

RAM Energy Holdings LLC and Subsidiaries

Consolidated Balance Sheet

(Unaudited)

September 30,	2018

Assets

Current Assets
Cash and cash equivalents	$2,768,014
Accounts receivable, net	5,738,249
Prepaid expenses	238,879

Total Current Assets	8,745,142

Property and Equipment, at Cost
Proved oil and natural gas properties and equipment, using full cost accounting	49,286,227
Unproved oil and natural gas properties	6,245,449
Gas gathering and processing equipment	2,285,109
Other property and equipment	575,606
58,392,391
Less: accumulated depreciation, depletion, amortization and impairment	(33,910,815)

Net Property and Equipment	24,481,576

Other Assets
Restricted cash	546,950
Other	23,834

Total Other Assets	570,784

Total Assets	$33,797,502

The accompanying notes are an integral part of these consolidated financial statements.

RAM Energy Holdings LLC and Subsidiaries

Consolidated Balance Sheet

(Unaudited)

September 30,	2018

Liabilities and Member's Deficit

Current Liabilities
Trade accounts payable	$9,726,498
Revenue payable	327,300
Accrued liabilities	813,458
Drilling advances	3,441,260
Current portion of asset retirement obligations	427,062

Total Current Liabilities	14,735,578

Asset Retirement Obligations, net of current portion	4,897,905

Long-Term Debt - Affiliate	45,000,000

Total Liabilities	64,633,483

Commitments and Contingencies (Note 9)

Member's Deficit	(30,835,981)

Total Liabilities and Member's Deficit	$33,797,502

The accompanying notes are an integral part of these consolidated financial statements.

RAM Energy Holdings LLC and Subsidiaries

Consolidated Statement of Operations

(Unaudited)

Year Ended September 30,	2018

Operating Revenues	$5,011,118
Crude oil sales
Natural gas sales	1,628,127
Natural gas liquids sales	942,436
Water supply services	97,357

Total Revenues	7,679,038

Operating Expenses
Oil and natural gas operating expenses	6,484,208
Oil and natural gas production taxes	386,247
Water usage	128,613
Depreciation, depletion and amortization	1,410,161
Accretion of asset retirement obligations	688,081
Bad debt expense	7,062
General and administrative, overhead and other expenses, net of operator's overhead fees	3,929,867

Total Operating Expenses	13,034,239

Loss from Operations	(5,355,201)

Other Income (Expense)
Interest expense	(3,043,300)
Interest income	36,278
Losses on derivatives	(3,834)
Other income, net	53,288

Total Other Expense	(2,957,568)

Net Loss	$(8,312,769)

The accompanying notes are an integral part of these consolidated financial statements.

RAM Energy Holdings LLC and Subsidiaries

Consolidated Statement of Member’s Deficit

(Unaudited)

	Units	Member's Deficit
Balance, September 30, 2017	84,747	$(22,523,212)

Net loss	–	(8,312,769)

Balance, September 30, 2018	84,747	$(30,835,981)

The accompanying notes are an integral part of these consolidated financial statements.

RAM Energy Holdings LLC and Subsidiaries

Consolidated Statement of Cash Flows

(Unaudited)

Year Ended September 30,	2018

Cash Flows from Operating Activities	$(8,312,769)
Net loss
Adjustments to reconcile net loss to net cash used in operating activities:	1,410,161
Depreciation, depletion and amortization
Accretion of asset retirement obligations	688,081
Bad debt expense	7,062
Losses on derivatives	3,834
Derivative settlements	122,598
Changes in operating assets and liabilities:	(1,650,427)
Accounts receivable
Prepaid expenses and other assets	32,993
Accounts payable and revenue payable	991,876
Drilling advances	3,441,260
Accrued liabilities	(24,116)

Net Cash Used in Operating Activities	(3,289,447)

Cash Flows from Investing Activities	(10,381,861)
Payments for oil and natural gas properties and equipment
Payments for other property and equipment	(84,134)
Proceeds from sales of oil and natural gas properties	4,161,608
Deposit and other assets	28,000
Restricted cash	36,256

Net Cash Used in Investing Activities	(6,240,131)

Cash Flows from Financing Activities
Proceeds from borrowings on long-term debt	10,000,000

Net Cash Provided by Financing Activities	10,000,000

Net Increase in Cash and Cash Equivalents	470,422

Cash and Cash Equivalents - Beginning of Year	2,297,592

Cash and Cash Equivalents - End of Year	$2,768,014

Supplemental Cash Flow Information
Cash paid for interest	$3,012,078

Non-Cash Investing and Financing Activities
Oil and natural gas properties accrued	$3,869,449
Asset retirement obligations	$(1,318,224)

The accompanying notes are an integral part of these consolidated financial statements.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Unaudited)

1.Nature of Operations and Organization

RAM Energy Holdings LLC (“Holdings”), formerly named PNNT RAM Energy LLC, is a Delaware limited liability company, wholly-owned by PennantPark Investment Corporation (“PennantPark”), and was formed in July 2014 as a holding company for interest ownership in RAM Energy LLC (“RAM”). RAM Fayette LLC (“Fayette”) was formed in September 2017 and Fayette Service Company LLC (“Service”) was formed in June 2018. Both subsidiaries are currently wholly-owned by RAM. Holdings, RAM and its subsidiaries are herein referred to as the “Company.”

RAM was formed in April 2012 as a privately held, independent oil and natural gas company engaged in the acquisition, exploration, exploitation, development and production of oil and natural gas.

In September 2017, Holdings issued PennantPark 61,606 common units in exchange for the outstanding debt of RAM of $88 million. Holdings then entered into a new $35 million term loan. In June 2018, the credit agreement was amended to add a $15 million revolving loan. See Notes 6 and 7.

In July 2018, the Company began a drilling program in the Austin Chalk formation. Fayette was formed to be an owner in the new wells drilled, and Service was formed to invest in gathering and facilities infrastructure. One new well began producing in September 2018. The second new well began producing in October 2018. See Note 5.

RAM operates exclusively in the upstream segment of the oil and gas industry with activities including the drilling, completion, and operation of oil and natural gas wells. RAM conducts the majority of its operations in the states of Texas, with minor operations in the states of Arkansas, New Mexico and Oklahoma.

2.Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Holdings, its wholly-owned subsidiary, RAM, and RAM’s wholly-owned subsidiaries, Fayette and Service. All significant intercompany accounts and transactions have been eliminated in consolidation.

Property and Equipment

The Company follows the full cost method of accounting for oil and natural gas properties. Under this method, all productive and nonproductive costs incurred in connection with the acquisition, exploration, and development of oil and natural gas reserves are capitalized. No gains or losses are recognized upon the sale or other disposition of oil and natural gas properties except in transactions that would significantly alter the relationship between capitalized costs and proved reserves. The costs of unevaluated oil and natural gas properties are excluded from the amortizable base until the time that either proven reserves are found or it has been determined that such properties are impaired. As properties become evaluated, the related costs are transferred to proved oil and natural gas properties.

Under the full cost method, the net book value of oil and natural gas properties may not exceed the estimated after-tax future net revenues from proved oil and natural gas properties, discounted at 10% (the “Ceiling Limitation”). In arriving at estimated future net revenues, estimated lease operating expenses, development costs, and certain production-related and ad valorem taxes are deducted.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Unaudited)

In calculating future net revenues, prices and costs are held constant indefinitely, except for changes that are fixed and determinable by existing contracts. The net book value is compared to the Ceiling Limitation and the excess, if any, of the net book value above the Ceiling Limitation is charged to expense in the period in which it occurs and is not subsequently reinstated. At September 30, 2018, the net book value of the Company’s oil and natural gas properties did not exceed the Ceiling Limitation.

The costs directly associated with unevaluated oil and natural gas properties are not initially included in the amortization base and relate to unproved leasehold acreage, seismic data, wells and production facilities in progress and wells pending determination. Unevaluated leasehold costs are transferred to the amortization base once determination has been made or upon expiration of a lease. Geological and geophysical costs and cumulative drilling costs to date associated with a specific unevaluated property are transferred to the amortization base with the associated leasehold costs on a specific project basis. Costs associated with wells in progress and wells pending determination are transferred to the amortization base once a determination is made whether or not proved reserves can be assigned to the property. All costs included in the Company’s unevaluated property balance are assessed on a periodic basis for possible impairment or reduction in value. The assessment includes consideration of numerous factors, including intent to drill, remaining lease term, geological and geophysical evaluations, drilling results and activity, assignment of proved reserves and economic viability of development if proved reserves are assigned. Any impairments of unevaluated properties are transferred to the amortization base. The Company did not have any impairment of its unproved oil and gas properties for the year ended September 30, 2018.

Other property and equipment consists principally of furniture and equipment and leasehold improvements. Other property and equipment and related accumulated depreciation and amortization are relieved upon retirement or sale and the gain or loss is included in operations. Renewals and replacements that extend the useful life of property and equipment are treated as capital additions. Depreciation expense of other property and equipment for the year ended September 30, 2018 was approximately $75 thousand.

Depreciation, Depletion and Amortization

All capitalized costs of oil and natural gas properties and equipment, including the estimated future costs to develop proved reserves, are amortized using the unit-of-production method based on total proved reserves. Depreciation of gathering assets and related facilities, and other equipment is computed on the straight-line method over the estimated useful lives of the assets, generally ranging from 3 to 30 years. Amortization of leasehold improvements is computed based on the straight-line method over the term of the associated lease or estimated useful life, whichever is shorter.

Cash and Cash Equivalents

All highly liquid unrestricted investments with a maturity of three months or less when purchased are considered to be cash equivalents.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Unaudited)

Restricted Cash

At September 30, 2018, the Company had approximately $547 thousand in certificates of deposit held as collateral for letters of credit for the beneficiary of states for the purpose of plugging and abandonment costs of the wells in which the Company has an interest. Such amounts are classified as restricted cash in the accompanying consolidated balance sheets.

Concentrations of Credit Risk

The Company sells oil and natural gas to various customers and participates with other parties in the drilling, completion and operation of oil and natural gas wells. Joint interest and oil and natural gas sales receivables related to these operations are generally unsecured. For the year ended September 30, 2018, over 20% of total revenues and total receivables were from two customers. The Company provides an allowance for doubtful accounts for certain purchasers and certain joint interest owners’ receivable balances when the Company believes the receivable balance may not be collected. Accounts receivable are presented net of the related allowance for doubtful accounts. At September 30, 2018, the allowance for doubtful accounts was $125 thousand.

In 2018, the Company had cash deposits in certain banks that at times exceeded the maximum insured by the Federal Deposit Insurance Corporation. The Company monitors the financial condition of the banks and has experienced no losses on these accounts.

General and Administrative Expenses

The Company receives fees for the operation of jointly owned oil and natural gas properties and records such reimbursements as reductions of general and administrative expenses. Such fees totaled approximately $0.7 million for the year ended September 30, 2018.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions that, in the opinion of management are significant, include oil and natural gas reserves, depreciation, depletion and amortization related to oil and natural gas properties, asset retirement obligations and derivative instrument valuations. The Company evaluates its estimates and assumptions on a regular basis. Estimates are based on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Unaudited)

Oil and Natural Gas Reserves Estimates

Independent petroleum and geological engineers prepare estimates of the Company’s oil and natural gas reserves. Proved reserves and the estimated future net revenues are estimated based upon a combination of historical data and estimates of future activity. Consistent with Topic 932 of the Codification, at September 30, 2018, the Company calculated its estimate of proved reserves using a twelve month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each period within the twelve-month period prior to the end of the reporting period. The reserve estimates are used in the assessment of the Company’s ceiling limitation and in calculating depreciation, depletion and amortization. Significant assumptions are required in the valuation of proved oil and natural gas reserves which, as described herein, may affect the amount at which oil and natural gas properties are recorded. Actual results could differ materially from these estimates.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made, and the associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company determines its asset retirement obligations on its oil and natural gas properties by calculating the present value of the estimated cash flows related to the estimated liability. Periodic accretion of the discount of the estimated liability associated with the Company’s oil and natural gas properties is recorded in the consolidated statements of operations.

The Company recorded the following activity related to the asset retirement obligations (in thousands):

Year Ended September 30,	2018

Liability for Asset Retirement Obligations, Beginning of Year	$5,955
Accretion expense	688
Additions	53
Obligations for wells sold and abandon	(1,431)
Changes in estimates	60

Liability for Asset Retirement Obligations, End of Year	5,325

Less: current asset retirement obligations	427

Long-Term Asset Retirement Obligations	$4,898

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Unaudited)

Revenue Recognition

Oil and natural gas sales are recognized when production is sold to a purchaser at a fixed or determinable price, delivery has occurred, title has transferred, and collectability of the revenue is probable. Delivery occurs and title is transferred when production has been delivered to a pipeline, railcar or truck. The sales method of accounting is used for oil and natural gas sales such that revenues are recognized based on the Company’s share of actual proceeds from the oil and natural gas sold to purchasers. Oil and natural gas imbalances are generated on properties for which two or more owners have the right to take production “in-kind” and, in doing so take more or less than their respective entitled percentage. As of September 30, 2018, there were no significant oil and natural gas imbalances.

Income Taxes

RAM and its subsidiaries are disregarded subsidiaries of Holdings. As Holdings has elected to be classified as a corporation, a tax benefit has been calculated for the year ended September 30, 2018.

The benefit for income taxes differs from the amount computed by applying the statutory federal income tax rate to loss before provision for income taxes. For the year ended September 30, 2018, the Company had a benefit for income taxes of $11.4 million, which was completely offset by a valuation allowance. The significant differences between pre-tax book income and taxable book income relate to non-deductible expenses, state income taxes, change in valuation allowance, the impact of 2018 tax reform, and other adjustments to deferred tax balances.

The sources and tax effects of the differences are as follows (in thousands):

Year Ended September 30,	2018

Income tax benefit at the federal statutory rate (34%)	$2,018
Impact of tax reform	(13,332)
Deferred tax true-ups	(141)
State income tax expense, net of federal benefit	98
Other	(2)
Valuation allowance	11,359

Income tax benefit	$–

The Company’s income tax benefit was computed based on the federal statutory rate and the average state statutory rates, net of the related federal benefit. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Unaudited)

Significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

Year Ended September 30,	2018

Depreciable/depletable property, plant and equipment	$9,444
Asset retirement obligation	1,654
Derivative assets	472
Reserves and other	31
Net operating loss carryforward	11,214
Total noncurrent deferred tax assets	22,815
Valuation allowance	(22,815)

Net noncurrent deferred tax assets	$–

As of September 30, 2018, the Company has a net operating loss carryforward of approximately $50 million for federal income tax reporting purposes. Of this amount, $31.4 million will begin to expire in 2036 and $18.6 million has an indefinite carryforward period, but only has the availability to offset future income of up to 80% in any single year. The 2018 Tax Cuts and Jobs Act changed the rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017. Based on the history of losses of the predecessor entity and the continued depression of oil and gas prices, the Company concluded it was not more likely than not that the net operating loss carryforwards would be utilized; accordingly, a valuation allowance was recorded. In addition, the Company has generated a net operating loss carryforward for state income tax purposes, which the Company believes will not be realized during the relevant carryforward periods; however, such amounts have not been separately disclosed in the consolidated financial statements as the Company does not believe that these net operating losses are material to the amounts presented herein.

A valuation allowance has been established with respect to the portion of the deferred tax asset associated with tax basis in excess of carrying value of the Company’s assets for which the Company currently does not reasonably believe under the deferred tax asset realization criteria set forth in Topic 740 that it will more likely than not realize a benefit in future periods. During the year ended September 30, 2018, the Company recorded a valuation allowance of $22.8 million.

Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the consolidated financial statements equals the largest amount that is greater than 50 percent likely to be realized upon its ultimate settlement. The Company had no uncertain tax positions as of September 30, 2018.

The Company’s federal and state tax returns from its inception remain subject to examination by the applicable tax authorities.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Unaudited)

3.Fair Value Measurements

There is a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy categorizes assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. The three levels are defined as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

At September 30, 2018, the carrying value of cash, restricted cash, receivables and payables reflected in the Company’s consolidated financial statements approximates fair value due to their short-term nature. Additionally, we believe that the carrying value of the Company’s long-term debt under the credit facility approximates fair value because the credit facility carries an interest rate that approximate current market rates. The long-term debt is classified as Level 2.

4.Acquisitions and Divestitures

Fayette Acquisition

The Company closed on the purchase of additional acreage in Fayette County, Texas for $0.8 million and $2.0 million in October 2017 and June 2018, respectively. The acreage will be used in the new drilling program. See Note 5.

Logansport Dispositions

In March 2018, the Company closed on the sale of certain operated crude oil and natural gas property located in the DeSoto parish of Louisiana for $3.2 million net proceeds (prior to closing adjustments). In June 2018, the Company closed on the sale of certain mineral interests located in the DeSoto parish of Louisiana for $0.6 million. Both transactions reduced the full cost pool by the net proceeds in accordance with the full cost method of accounting. The proceeds were used for general corporate purposes.

Dull Knife Disposition

In March 2018, the Company closed on the sale of certain oil and natural gas properties located in Winkler County, Texas for $240 thousand. The full cost pool was reduced by the net proceeds in accordance with the full cost method of accounting.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Unaudited)

Yoakum County Disposition

In March 2018, the Company leased mineral interest properties located in Yoakum County, Texas for $40 thousand. The full cost pool was reduced by the net proceeds in accordance with the full cost method of accounting.

Harris County Disposition

In March 2018, the Company closed on the sale of certain oil and natural gas properties located in Harris County, Texas for $100 thousand. The full cost pool was reduced by the net proceeds in accordance with the full cost method of accounting.

5.Drilling Activity

In July 2018, the Company began a program to drill four new wells in the Austin Chalk formation, two of which began producing in September and October 2018. Fayette was formed in September 2017 and is an owner in the new wells drilled, and Service was formed in June 2018 to invest in gathering and facilities infrastructure. RAM (dba RAMTex Energy LLC) is the operator of the Fayette wells. As operator, RAM collects revenue and pays expenses for the Fayette wells. RAM also distributes revenue and provides joint interest billings to Fayette and any non-operating partners for their interest in the Fayette wells.

Fayette holds various ownership interests in the new wells. The joint operating agreements allow for prebilling partners for 100% of their share of the total AFE. Drilling advances received were $3.4 million as of September 30, 2018. Funding for the drilling program will be provided by borrowings on the revolving loan agreement, joint interest billings and production from the new wells.

The first Fayette well, the Super T, was completed and producing the last 5 days in September 2018. The second Fayette well, the Tango, was spud August 25, 2018 and was producing in October 2018.

6.Long-Term Debt - Affiliate

Long-term debt - affiliate consists of the following (in thousands):

September 30,	2018

2017 Term Loan	$35,000
2018 Revolving Loan	10,000

$45,000

On September 29, 2017, the Company entered into a term loan of $35 million under a loan agreement with PennantPark. The loan agreement was made effective July 1, 2017 and matures on July 2, 2022. The term loan carries an interest rate of 8% with a 50% paid-in-kind interest election.

On June 5, 2018, the loan agreement was amended to add a revolving loan with a total commitment of $15 million. Borrowings on the revolving loan must be at a minimum of $1 million and in $1 million increments, and carries an interest rate of 8%.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Unaudited)

The loan agreement includes representations, warranties, and customary covenants, including certain financial covenants for minimum liquidity and maximum annual capital expenditures. As of September 30, 2018, the Company was in compliance with its covenants.

7.Member’s Deficit

PennantPark holds all units in Holdings. A debt restructuring in September 2017 included PennantPark contributing the then outstanding Tranche A term loan to Holdings, effectively extinguishing the debt. In exchange, Holdings issued PennantPark 61,606 common units and Holdings entered into a new $35 million term loan with PennantPark. As PennantPark is the sole owner of Holdings, the debt restructuring was deemed a capital transaction at cost basis with no gain or loss recorded. The cost basis of the debt plus interest paid-in-kind immediately prior to the extinguishment was $88 million, resulting in a net equity contribution of approximately $54 million on the conversion of debt.

8.Commitments and Contingencies

From time to time the Company may be involved in claims and litigation arising in the ordinary course of business. In the opinion of management, the outcome of all existing matters will not have a material adverse effect on the Company’s financial position or results of operations.

Leases

RAM leases office space and certain equipment under non-cancelable operating lease agreements that expire on various dates through 2020. Approximate future minimum lease payments as of September 30, 2018 are as follows (in thousands):

Year Ending September 30,

2019	$530
2020	177

$707

Rent expense of approximately $0.5 million was incurred under operating leases for the year ended September 30, 2018.

9.Related Party Transactions

RAM made certain payments on behalf of an officer totaling $52 thousand in 2018, which is due to the Company as of September 30, 2018.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

(Unaudited)

10.Subsequent Events

The Company evaluates events and transactions occurring after the balance sheet date and before the consolidated financial statements are available for issuance. Such events and transactions have been evaluated through November 13, 2018, the date the consolidated financial statements were available to be issued.

On October 12, 2018, the Company borrowed an additional $5 million, bringing the total borrowings on the revolving loan to $15 million.

On November 1, 2018, the Company closed on the sale of certain oil and gas properties in Lea County, New Mexico for $228 thousand. The buyer also assumed plugging liability and joint interest billings accounts payable of $8 thousand. The full cost pool was reduced by the net proceeds in accordance with the full cost method of accounting.